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Tonya K. Aldave Attorney-Advisor Division of Corporation Finance U.S. Securities and Exchange Commission Washington DC 20549 United States of America

February 11, 2016

Dear Ms. Aldave,

Republic of the Philippines

Amendment No. 1 to Registration Statement under Schedule B

File No. 333-208780

Thank you for your comment on Amendment No. 1 to the Registration Statement filed on February 5, 2016 by the Republic of the Philippines (the “Republic”). We have enclosed a clean Pre-Effective Amendment No. 2 to the Registration Statement as well as a courtesy blacklined copy showing changes from the previously filed version. These changes reflect the Republic’s response to the comment in your letter dated February 8, 2016, as well as additional updates. The Republic’s response to your specific comment is as follows:

General

1.	We note your response to our prior comment 1 and reissue. Although you added additional disclosure related to government-guaranteed debt in general, you did not discuss the Commission on Audit’s 2013 annual audit report relating to undisclosed liabilities of (Peso)1.3 trillion. We note a June 8, 2015 press report that according to the 2013 annual audit report for the Bureau of Treasury, the Commission on Audit noted that the Philippines government has not disclosed contingent liabilities of (Peso)1.3 trillion. Please advise whether this issue has been resolved and, if appropriate, revise your disclosure accordingly.

As requested, we have added disclosure on pages 125 and 126 relating to the Commission on Audit’s 2013 annual audit report findings regarding the government’s disclosure of contingent liabilities, which the Commission on Audit said did not include approximately (Peso)1,030.5 billion. The amount of (Peso)1.3 trillion in the June 8, 2015 press report was misreported.

The government, through the Bureau of the Treasury, has disputed the Commission on Audit’s findings regarding contingent liabilities in the 2013 annual audit report on a number of grounds. The amounts discussed in the 2013 annual audit report primarily relate to contingent liabilities

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associated with build-operate-transfer/public-private partnership projects, the exact amount of which cannot be determined due to incomplete data on these projects. In addition, the Republic believes the amounts relating to contingent liabilities associated with these projects in the 2013 annual audit report are significantly higher than actual amounts of these contingent liabilities for the reasons set out in the disclosure.

The government is pursuing several initiatives to improve the monitoring, management and reporting of its contingent liabilities, which are discussed in the disclosure.

Thank you for your attention to this matter. Please feel free to contact Pam Shores at +852 2901 5159 or pam.shores@linklaters.com if you or other members of the Staff have any questions about this letter or the enclosed filing.

Yours sincerely,

/s/ Pamela Shores
Pamela Shores

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